SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C.  20549
   --------------------------------------------------------------
                           AMENDMENT NO. 1
                                 TO
                           SCHEDULE 14D-9
    ------------------------------------------------------------
                SOLICITATION/RECOMMENDATION STATEMENT
                 PURSUANT TO SECTION 14(d)(4) OF THE
                   SECURITIES EXCHANGE ACT OF 1934
    ------------------------------------------------------------
           AMERIWOOD INDUSTRIES INTERNATIONAL CORPORATION
                      (Name of Subject Company)

           AMERIWOOD INDUSTRIES INTERNATIONAL CORPORATION
                 (Names of Person Filing Statement)

               COMMON STOCK, PAR VALUE $1.00 PER SHARE
       (INCLUDING THE ASSOCIATED COMMON SHARE PURCHASE RIGHTS)
                   (Title of Class of Securities)

                             03070M 10 0
                (Cusip Number of Class of Securities)
    -------------------------------------------------------------
                          CHARLES R. FOLEY
                PRESIDENT AND CHIEF EXECUTIVE OFFICER
           AMERIWOOD INDUSTRIES INTERNATIONAL CORPORATION
                168 LOUIS CAMPAU PROMENADE, SUITE 400
                    GRAND RAPIDS, MICHIGAN 49503
                           (616) 336-9400
     (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)
    ------------------------------------------------------------
                           With a Copy to:
                       WILLIAM R. KUNKEL, ESQ.
           SKADDEN, ARPS, SLATE, MEAGHER & FLOM (ILLINOIS)
                        333 WEST WACKER DRIVE
                      CHICAGO, ILLINOIS  60606
                           (312) 407-0700





                            INTRODUCTION

            Ameriwood Industries International Corporation ("Ameriwood") hereby amends and supplements its Solicitation/Recommendation Statement on
Schedule 14D-9, as filed on April 3, 1998 (the "Schedule 14D-9"), with respect to the tender offer made by Horizon Acquisition, Inc. ("Purchaser"), a wholly-owned subsidiary of Dorel Industries, Inc. ("Parent"), for all of the outstanding Shares. Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 14D-9.

            Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

            (d) Regulatory Filing. Pursuant to Section 6.9 of the Merger Agreement, on April 7, 1998, Parent filed a Notification and Report Form with respect to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and on April 13, 1998, Ameriwood filed its Notification and Report Form with respect to the Offer under the HSR Act. On April 15, 1998 the Federal Trade Commission's Premerger Notification Office advised Ameriwood that early termination of the applicable waiting period under the HSR Act with respect to the Offer had been granted.



                              SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 17, 1998         AMERIWOOD INDUSTRIES INTERNATIONAL CORPORATION


                              By: /S/ CHARLES R. FOLEY
                                 -------------------------------------------
                                 Name: Charles R. Foley
                                 Title: President and Chief Executive Officer